                                                                      Exhibit 99

                                NSC CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                                            DECEMBER 31,
                                                                         -------------------
                                                                          1994        1993
                                                                         -------     -------
ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 8,818     $ 5,775
  Accounts receivable, net.............................................   23,188      26,131
  Costs and estimated earnings on contracts in process in excess of
     billings..........................................................    5,537       4,489
  Inventories..........................................................    1,735       2,151
  Prepaid expenses and other current assets............................    1,245       2,604
  Refundable income taxes..............................................      125       2,234
  Deferred income taxes................................................       --       1,492
                                                                         -------     -------
                                                                          40,648      44,876
Property and equipment:
  Land.................................................................      998         998
  Buildings and improvements...........................................    5,591       5,624
  Machinery and equipment..............................................   12,137      12,006
  Construction-in-process..............................................       --           4
                                                                         -------     -------
                                                                          18,726      18,632
  Less accumulated depreciation........................................   (9,063)     (7,396)
                                                                         -------     -------
                                                                           9,663      11,236
Other noncurrent assets:
  Goodwill, net of accumulated amortization of $4,721 and $3,654 in
     1994 and 1993, respectively.......................................   37,938      39,005
  Other assets.........................................................       38          52
                                                                         -------     -------
                                                                          37,976      39,057
                                                                         -------     -------
  Total Assets.........................................................  $88,287     $95,169
                                                                         =======     =======

The accompanying notes are an integral part of these consolidated financial statements.

                                NSC CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                                                            DECEMBER 31,
                                                                         -------------------
                                                                          1994        1993
                                                                         -------     -------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $ 2,901     $ 4,578
  Billings in excess of costs and estimated earnings on contracts in
     process...........................................................    4,987       5,458
  Accrued compensation and related costs...............................    4,674       2,937
  Federal, state and local taxes.......................................      477         183
  Other accrued liabilities............................................    2,263       6,265
  Current portion of noncurrent liabilities............................    3,203       3,187
                                                                         -------     -------
                                                                          18,505      22,608
Noncurrent liabilities:
  Long-term debt.......................................................    7,385      10,588
  Deferred income taxes................................................    4,335       4,981
Commitments and Contingencies -- Note 12
Stockholders' equity:
  Preferred stock $.01 par value, 10,000,000 shares authorized, none
     issued and outstanding............................................       --          --
  Common stock $.01 par value, 20,000,000 shares authorized; 9,971,175
     shares issued and outstanding in both 1994 and 1993...............      100         100
  Additional paid-in capital...........................................   56,079      56,079
  Retained earnings....................................................    1,883         813
                                                                         -------     -------
                                                                          58,062      56,992
                                                                         -------     -------
  Total Liabilities and Stockholders' Equity...........................  $88,287     $95,169
                                                                         =======     =======

The accompanying notes are an integral part of these consolidated financial statements.

                                NSC CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                YEARS ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1994         1993        1992
                                                            --------     --------     -------
Gross revenues............................................  $132,218     $110,254     $62,220
Less direct subcontract costs.............................    23,672       23,751      14,987
                                                            --------     --------     -------
  Net Revenues............................................   108,546       86,503      47,233
Cost of services..........................................    86,830       65,602      39,708
                                                            --------     --------     -------
  Gross Profit............................................    21,716       20,901       7,525
Selling, general and administrative expenses..............    15,548       13,687       9,405
Goodwill amortization.....................................     1,067          858         540
                                                            --------     --------     -------
  Operating Income (Loss).................................     5,101        6,356      (2,420)
                                                            --------     --------     -------
Other:
  Interest expense........................................       804          807         831
  Other...................................................      (386)        (397)       (973)
                                                            --------     --------     -------
                                                                 418          410        (142)
                                                            --------     --------     -------
  Income (Loss) from Continuing Operations Before Income
     Taxes (Benefit)......................................     4,683        5,946      (2,278)
Income taxes (benefit)....................................     2,117        2,573        (674)
                                                            --------     --------     -------
  Income (Loss) from Continuing Operations................     2,566        3,373      (1,604)
                                                            --------     --------     -------
Discontinued operations, net of income tax effects:
  Income from operations..................................        --           --         174
  Provision for loss on disposition.......................        --           --        (600)
                                                            --------     --------     -------
  Income (Loss) Before Cumulative Effect of Accounting
     Change...............................................     2,566        3,373      (2,030)
  Cumulative effect of accounting change..................        --           --      (1,000)
                                                            --------     --------     -------
  Net Income (Loss).......................................  $  2,566     $  3,373     $(3,030)
                                                            ========     ========     =======
Net income (loss) per share:
  Continuing operations...................................  $   0.26     $   0.40     $ (0.28)
  Discontinued operations:
     From operations......................................        --           --        0.03
     From disposition.....................................        --           --       (0.10)
Cumulative effect of accounting change....................        --           --       (0.18)
                                                            --------     --------     -------
                                                            $   0.26     $   0.40     $ (0.53)
                                                            ========     ========     =======
Weighted-average number of common and common-equivalent
  shares outstanding......................................     9,971        8,504       5,735
                                                            ========     ========     =======

The accompanying notes are an integral part of these consolidated financial statements.


                                NSC CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                      COMMON STOCK
                                 ----------------------     ADDITIONAL                   TOTAL
                                 NUMBER OF                   PAID-IN      RETAINED     STOCKHOLDERS'
                                  SHARES        AMOUNT       CAPITAL      EARNINGS       EQUITY
                                 ---------     --------     ---------     --------     ----------
Balance at January 1, 1992.....     5,735      $    57       $29,114      $12,435       $ 41,606
Net loss.......................                                            (3,030 )       (3,030)
Contingently issuable common
  stock........................                                  970                         970
                                 ---------     --------     ---------     --------     ----------
Balance at December 31, 1992...     5,735           57        30,084        9,405         39,546
Net income.....................                                             3,373          3,373
Cash dividend declared ($1.20
  per share)...................                                           (11,965 )      (11,965)
Issuance of common stock for
  acquisition..................     4,082           41        25,373                      25,414
Stock options exercised........       154            2           622                         624
                                 ---------     --------     ---------     --------     ----------
Balance at December 31, 1993...     9,971          100        56,079          813         56,992
Net income.....................                                             2,566          2,566
Cash dividend declared ($0.15
  per share)...................                                            (1,496 )       (1,496)
                                 ---------     --------     ---------     --------     ----------
Balance at December 31, 1994...     9,971      $   100       $56,079      $ 1,883       $ 58,062
                                 =========     ========     =========     ========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

                                NSC CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                                                YEARS ENDED DECEMBER 31,
                                                            ---------------------------------
                                                             1994         1993         1992
                                                            -------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).......................................  $ 2,566     $  3,373     $ (3,030)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
       Depreciation.......................................    2,160        2,132        1,643
       Goodwill amortization..............................    1,067          858          540
       Deferred income taxes..............................    1,072        3,457       (1,966)
       (Gain)/loss on disposition of property and
          equipment.......................................     (123)          (5)          42
       Provision for loss on disposition of discontinued
          operations, including deferred income tax
          benefit.........................................       --           --          600
       Cumulative effect of accounting change.............       --           --        1,000
CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECTS OF
  ACQUIRED BUSINESS:
  Accounts receivable, net................................    2,943       15,912       (3,941)
  Costs and estimated earnings on contracts in process in
     excess of billings...................................   (1,048)         188        1,234
  Other current assets....................................    3,884       (2,964)      (3,316)
  Accounts payable........................................   (1,677)        (749)         422
  Billings in excess of costs and estimated earnings on
     contracts in process.................................     (471)       3,827          135
  Other current liabilities...............................   (2,197)      (1,284)       6,920
  Other...................................................       14            6           (3)
                                                            -------     --------     --------
       Net cash provided by operating activities..........    8,190       24,751          280
                                                            -------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.....................     (814)        (891)      (4,549)
  Proceeds from sale of property and equipment............      350           49           --
  Purchase of Brand, net of cash acquired.................       --         (767)          --
  Net investment in and advances to discontinued
     operations...........................................       --       (4,228)     (12,086)
       Net cash used in investing activities..............     (464)      (5,837)     (16,635)
                                                            -------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Due to and from OHM Corporation.........................       --      (14,850)      14,109
  Proceeds from issuance of long-term debt................       --       15,000        1,013
  Payments on long-term debt..............................   (3,187)      (2,223)         (15)
  Proceeds from issuance of common stock upon exercise of
     stock options........................................       --          624           --
  Cash dividend paid......................................   (1,496)     (11,965)          --
                                                            -------     --------     --------
       Net cash provided by (used in) financing
          activities......................................   (4,683)     (13,414)      15,107
                                                            -------     --------     --------
       Net increase (decrease) in cash and cash
          equivalents.....................................    3,043        5,500       (1,248)
  Cash and cash equivalents at beginning of periods.......    5,775          275        1,523
                                                            -------     --------     --------
  Cash and cash equivalents at end of periods.............  $ 8,818     $  5,775     $    275
                                                            =======     ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                                NSC CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1994

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND BASIS OF PRESENTATION The accompanying consolidated financial statements include the accounts of NSC Corporation (the "Company") and its wholly-owned subsidiaries, National Surface Cleaning, Inc. ("NSC") and National Service Cleaning Corp. ("NSCC"), NSC Industrial Services Corp. ("Industrial") through May 4, 1993 (date of disposition); and since February 5, 1992 (date of acquisition) through May 4, 1993 (date of disposition), Combined Plant Services Corp. and its affiliate, Gundersen/Viking (collectively, "CPS"); and since April 17, 1992 (date of acquisition) through May 4, 1993 (date of disposition) Miami Valley Pressure Cleaning, Inc. and its affiliate, M.V. Industrial Services Inc. (collectively, "MVIS"). All intercompany transactions have been eliminated in consolidation. The Company is a Delaware corporation and was a seventy percent-owned subsidiary of OHM Corporation ("OHM") through May 3, 1993. On May 4, 1993, pursuant to a Purchase Agreement among the Company, Industrial, OHM, The Brand Companies, Inc. ("Brand") and Waste Management, Inc. ("WMI"), now known as WMX Technologies, Inc., the Company acquired the asbestos abatement division of Brand (the "Division") in exchange for 4,010,000 shares of the Company's common stock and all the common stock of Industrial. As of December 31, 1993 and 1994, OHM and Rust International Inc. (a successor company to Brand and hereinafter referred to as "Rust") each owned approximately forty percent of the Company's common stock.

     REVENUE AND COST RECOGNITION The Company primarily derives its revenues from providing asbestos abatement and related services under fixed price, time and materials and unit price contracts. The Company recognizes revenues and related income from its fixed and unit price contracts in process using the percentage-of-completion method of accounting. Revenues from time and material-type contracts are recorded based on cost incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenues are recognized for amounts under pending claims when management believes it is probable the claim will result in additional contract revenues and the amount can be reliably estimated. Contract costs include all direct labor, material, per diem, subcontract and other direct and indirect costs related to the contract performance. Selling, general and administrative expenses are charged to expense as incurred. The asset, "costs and estimated earnings on contracts in process in excess of billings," represents revenues recognized in excess of amounts billed. The liability, "billings on contracts in process in excess of costs and estimated earnings," represents billings in excess of revenues recognized.

     DIRECT SUBCONTRACT COSTS The Company incurs a substantial amount of direct subcontract costs which are passed through to its clients. These costs result from the use of subcontractors on projects for labor, transportation and disposal of asbestos materials, analytical and restoration services, and other removal-related services. The Company believes that net revenues, excluding direct subcontract costs, more accurately reflect the amounts earned for activities performed by the Company. Accordingly, the Company reports direct subcontract costs as a reduction of gross revenues to arrive at net revenues.

     INVENTORIES Inventories primarily are comprised of operating supplies and are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

     PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

     GOODWILL Goodwill is amortized over a 40-year life and is reviewed on an ongoing basis by the Company's management based on several factors including, among others, the Company's projection of future operations and their related impact on cash flows. If an impairment of the carrying value were to be indicated by this review, the Company would adjust the carrying value of goodwill to its estimated fair value.

                                NSC CORPORATION

     INCOME TAXES Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which changed its method of accounting for income taxes from the deferred method to the liability method. The cumulative effect of the adoption of SFAS No. 109 resulted in the recognition of a deferred tax liability of $1,000,000. Under the liability method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     ALLOCATION OF CORPORATE EXPENSES Prior to May 4, 1993, the Company received certain administrative and other services from OHM and its other subsidiaries, which included financial, legal, certain senior executive management, insurance, employee benefits, and other services. For such services, the Company was charged a proportional share of the total costs. The Company believes that such transactions with OHM and its affiliates were made on terms no less favorable than could have been obtained in arms-length transactions with independent third parties. A summary of significant transactions with affiliates of the Company is presented in Note 10.

     CASH EQUIVALENTS AND CASH FLOW INFORMATION The Company considers all investments having a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are stated at cost which approximates fair market value. Cash paid for income taxes was $263,000, $1,063,000, and $1,597,000 for 1994, 1993, and 1992, respectively. Cash paid for interest was $802,000, $945,000, and $1,886,000 for 1994, 1993, and 1992, respectively.

     NET INCOME PER SHARE The net income (loss) per share amounts for 1994, 1993, and 1992, have been computed by dividing net income (loss) by the weighted-average number of common and common equivalent shares, if dilutive, outstanding during the respective periods.

     RECLASSIFICATIONS Certain reclassifications have been made to prior year financial statements to conform with the current year presentation.

NOTE 2 -- ACQUISITION OF THE DIVISION

     On December 23, 1992, the Company entered into a Purchase Agreement among the Company, Industrial, OHM, Brand and WMI, pursuant to which the Company purchased, on May 4, 1993, the Division in exchange for 4,010,000 shares of the Company's common stock and the capital stock of Industrial. The acquisition of the Division has been accounted for using the purchase method and, accordingly, the acquired assets and assumed liabilities have been recorded at their estimated fair values as of May 4, 1993. The accompanying consolidated financial statements include the results of operations for the Division since May 4, 1993. Pursuant to the Purchase Agreement, Brand guaranteed to the Company that, except for certain contracts, the contracts assumed by the Company from Brand to provide asbestos abatement and other related services would yield certain minimum gross margins depending on the type of contract. Gross margin is defined as revenues derived from these contracts less certain specified costs of performing such contracts divided by such revenues. Brand paid the Company $3,775,000 pursuant to this provision of the Purchase Agreement for the year ended December 31, 1993. In addition, pursuant to the Purchase Agreement, Brand guaranteed the collection of the full amount of all the Division's billed and unbilled accounts receivables which were acquired by the Company. Pursuant to this provision of the Purchase Agreement, Brand paid the Company $7,620,000 during the year ended December 31, 1993. As a condition of the Purchase Agreement, on May 4, 1993, the Company entered into a $50,000,000 revolving credit facility (see Note 7 - Long-Term Debt), repaid all of its indebtedness to OHM, and terminated the Cash Management Agreement and Management Services Agreement with OHM.

                                NSC CORPORATION

     The following table sets forth the unaudited combined pro forma results of operations for the years ended December 31, 1993 and 1992, using the purchase method of accounting as if such transaction had occurred on January 1, 1992:

                                                                      DECEMBER 31,
                                                                  ---------------------
                                                                    1993         1992
                                                                  --------     --------
                                                                  (IN THOUSANDS, EXCEPT
                                                                     PER SHARE DATA)
        Gross revenues..........................................  $141,669     $187,981
        Net revenues............................................   113,656      158,462
        Operating income (loss).................................     7,511       (3,785)
        Income (loss) from continuing operations................     3,546       (3,288)
        Income (loss) per share from continuing operation.......      0.42        (0.34)

     The pro forma combined results of operations for the years ended December 31, 1993 and 1992, are based upon certain assumptions and estimates which the Company believes are reasonable. These pro forma combined results of operations do not include the benefits of the synergies related to combining the two companies. The pro forma combined results of operations for the year ended December 31, 1992, exclude the impact of certain special charges aggregating $12,203,000, net of income tax effects, recorded by the Division during 1992. The pro forma combined results of operations for the years ended December 31, 1993 and 1992, may not be indicative of the operating results that actually would have been reported had the transactions been consummated on January 1, 1992, nor are they necessarily indicative of the results which will be reported in the future.

NOTE 3 -- DISCONTINUED OPERATIONS

     On May 4, 1993, the Company exchanged the capital stock of Industrial (the Company's environmental cleaning and industrial maintenance services business) together with 4,010,000 shares of its common stock to Brand for the assets and liabilities of the Division pursuant to a Purchase Agreement among the Company, Industrial, Brand, and WMI. Therefore, Industrial is being accounted for as discontinued operations for the years ended December 31, 1993 and 1992.

     The provision for loss on disposition recorded in 1992, consisted of estimated costs associated with the disposal and expected operating losses through the date of disposition of the Company's environmental cleaning and industrial maintenance services business. Gross revenues from CPS and MVIS for the years ended December 31, 1993 and 1992, were $5,121,000 and $12,627,000, respectively. The income from operations and provision for loss on disposition of discontinued operations, which have been reflected in the consolidated statement of operations for the year ended December 31, 1992, are presented net of income taxes of $188,000 and an income tax benefit of $400,000, respectively. Interest expense has been allocated to discontinued operations based on the funds advanced to the Company by OHM for the acquisitions of CPS and MVIS. Interest expense allocated to discontinued operations during the years ended December 31, 1993 and 1992, amounted to $241,000 and $542,000, respectively.

                                NSC CORPORATION

NOTE 4 -- ACCOUNTS RECEIVABLE

     Accounts receivable are summarized as follows:

                                                                       DECEMBER 31,
                                                                    -------------------
                                                                     1994        1993
                                                                    -------     -------
                                                                      (IN THOUSANDS)
        Accounts billed and due currently.........................  $20,381     $23,150
        Retained..................................................    3,589       4,146
                                                                    -------     -------
                                                                     23,970      27,296
        Allowance for uncollectible accounts......................     (782)     (1,165)
                                                                    -------     -------
                                                                    $23,188     $26,131
                                                                    =======     =======

     The retained receivables at December 31, 1994, are expected to be collected within one year.

NOTE 5 -- COSTS AND ESTIMATED EARNINGS ON CONTRACTS IN PROCESS

     The consolidated balance sheets include the following amounts:

                                                                       DECEMBER 31,
                                                                    -------------------
                                                                     1994        1993
                                                                    -------     -------
                                                                      (IN THOUSANDS)
        Costs incurred on contracts in process....................  $85,822     $58,631
        Estimated earnings........................................   17,138      14,662
                                                                    -------     -------
                                                                    102,960      73,293
        Less billing to date......................................  102,410      74,262
                                                                    -------     -------
                                                                    $   550     $  (969)
                                                                    =======     =======
        Costs and estimated earnings on contracts in process in
          excess of billings......................................  $ 5,537     $ 4,489
        Billings on contracts in process in excess of costs and
          estimated earnings......................................   (4,987)     (5,458)
                                                                    -------     -------
                                                                    $   550     $  (969)
                                                                    =======     =======

     Costs and estimated earnings on contract in process in excess of billings included reserves for contract revenue adjustments of $530,000 and $1,546,000 at December 31, 1994 and 1993, respectively.

NOTE 6 -- INCOME TAXES

     Effective January 1, 1992, the Company elected to adopt SFAS No. 109. The cumulative effect of adopting SFAS No. 109 as of January 1, 1992, decreased net income by $1,000,000, or $0.18 per share.

     At December 31, 1994, the Company has an alternative minimum tax ("AMT") credit carryforward of $573,000. This carryforward resulted from the Company generating AMT in 1990.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                                NSC CORPORATION

Significant components of the Company's deferred tax liabilities and assets as of December 31, 1994 and 1993, are as follows:

                                                                        DECEMBER 31,
                                                                      -----------------
                                                                       1994       1993
                                                                      ------     ------
                                                                       (IN THOUSANDS)
        Deferred tax assets:
          AMT credit carryforward...................................  $  573     $  148
          Other accrued liabilities.................................     533      2,521
          Allowance for uncollectible accounts......................     313        718
          State net operating loss carryforward.....................      --        108
                                                                      ------     ------
             Total deferred tax assets..............................   1,419      3,495
        Deferred tax liabilities:
          Tax over book depreciation................................   1,041      1,497
          Goodwill..................................................   3,391      3,235
          Contract revenue recognition..............................     574      1,406
          Prepaid expenses and other assets.........................     498        837
          Other, net................................................     476          9
                                                                      ------     ------
             Total deferred tax liabilities.........................   5,980      6,984
                                                                      ------     ------
               Net deferred tax liabilities.........................  $4,561     $3,489
                                                                      ======     ======

     Significant components of the provision for income taxes (benefit) are as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                            -----------------------------
                                                             1994       1993       1992
                                                            ------     ------     -------
                                                                   (IN THOUSANDS)
                                                            -----------------------------
        Current:
          Federal.........................................  $  768     $ (685)    $ 1,001
          State...........................................     277       (199)        291
                                                            ------     ------     -------
             Total current................................   1,045       (884)      1,292
                                                            ------     ------     -------
        Deferred:
          Federal.........................................     831      2,678      (1,521)
          State...........................................     241        779        (445)
                                                            ------     ------     -------
             Total deferred...............................   1,072      3,457      (1,966)
                                                            ------     ------     -------
                                                            $2,117     $2,573     $  (674)
                                                            ======     ======     =======

     In 1992, a tax benefit of $212,000 was recorded as a component of the results of discontinued operations.

     The reasons for differences between income taxes (benefits) attributable to continuing operations and the amount computed by applying the federal statutory tax rate (34% is the statutory tax rate for companies that

                                NSC CORPORATION
have less than $10 million of taxable income) to income (loss) from continuing operations before income taxes are:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                                  LIABILITY METHOD
                                                              ------------------------
                                                              1994     1993      1992
                                                              ----     ----     ------
                                                                   (IN THOUSANDS)
                                                              ------------------------
        Federal statutory rate..............................  34.0%    34.0%     (34.0)%
        Add (deduct):
          State income taxes, net of federal tax benefit....  7.1      6.5        (5.9)
          Goodwill amortization.............................  3.9      3.0         8.1
          Other.............................................  0.2      (0.2)       2.2
                                                              ----     ----     ------
                                                              45.2%    43.3%     (29.6)%
                                                              ====     ====     ======

NOTE 7 - LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                       DECEMBER 31,
                                                                    -------------------
                                                                     1994        1993
                                                                    -------     -------
                                                                      (IN THOUSANDS)
        7.36% notes, due 1997.....................................  $   207     $   272
        8.21% notes, due 1997.....................................      431         553
        Variable-rate revolving credit facility...................    9,950      12,950
                                                                    -------     -------
                                                                     10,588      13,775
        Less current portion......................................    3,203       3,187
                                                                    -------     -------
                                                                    $ 7,385     $10,588
                                                                    =======     =======

     The Company has a $50,000,000 revolving credit facility (the "Facility"), with two banks that expires on June 5, 1996. Under the terms of the Facility, the Company may borrow up to $15,000,000 on a term loan basis, up to $8,000,000 on a revolving basis, and the remaining unused balance is available for letters of credit. Amounts outstanding under the Facility bear interest at 150 to 225 basis points above LIBOR and are secured by substantially all the Company's assets. In addition, the Facility contains current ratio, leverage and interest coverage covenants.

     In connection with the acquisition of the Division, Rust (successor to Brand) has provided the Company with a $25 million revolving credit facility. Under this revolving credit agreement, Rust will make available revolving loans to the Company until May 3, 1996, in amounts not to exceed $25 million. Such loans will be subordinate to the senior bank financing described above, be unsecured, bear interest at the prime rate as announced by a certain bank plus 1%, and be utilized for working capital purposes. Interest on such loans will be payable on a quarterly basis, and the aggregate principal amount of such loans will mature on May 31, 1996. No amounts were outstanding under this revolving credit agreement at December 31, 1994 or 1993.

     The aggregate amounts of long-term debt maturing in the three years following December 31, 1994 are: $3,203,000 in 1995; $7,169,000 in 1996; and
$216,000 in 1997.

                                NSC CORPORATION

NOTE 8 -- CAPITAL STOCK

     The Company's Certificate of Incorporation authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock, $0.01 par value, without any further vote or action by the stockholders. As of December 31, 1994, no preferred stock has been issued.

     Pursuant to an agreement among the Company, Rust and OHM dated May 4, 1993, each of Rust and OHM has the right to demand registration, at their own expense, of all or a portion of the common stock of the Company held by it. In the event either Rust or OHM demands such registration, the other entity has the right to participate. This agreement is subject to certain conditions and limitations, including limitations as to the frequency of exercise and Rust's and OHM's right to participate in other registrations of the Company.

NOTE 9 -- STOCK OPTION PLAN

     The Company has a stock option plan (the "1990 Plan") which provides for the granting of options to acquire up to 860,000 shares of the Company's common stock. The options are issuable to directors, officers, and key employees at an exercise price not less than the fair market value of the Company's common stock on the date of grant. The stock options granted under the 1990 Plan are exercisable in either cumulative annual installments ranging up to 25% or immediately commencing on the date of grant and expire ten years thereafter. At December 31, 1994, 478,680 shares were available for grants of additional stock options under the 1990 Plan.

     The following summarizes stock option activity during 1994, 1993 and 1992:

                                                                       1990 PLAN
                                                            --------------------------------
                                                            NUMBER OF     OPTION PRICE RANGE
                                                             OPTIONS          PER SHARE
                                                            ---------     ------------------
        Outstanding at January 1, 1992....................    580,920       $ 4.00 - $6.00
          Granted.........................................    153,500         5.75 -  9.00
          Canceled........................................    (23,000)        4.00 -  6.00
                                                            ---------     ------------------
        Outstanding at December 31, 1992..................    711,420       $ 4.00 - $9.00
          Granted.........................................     10,000                 4.50
          Exercised.......................................   (156,000)                4.00
          Canceled........................................   (116,000)        4.00 -  9.00
                                                            ---------     ------------------
        Outstanding at December 31, 1993..................    449,420       $ 4.00 - $8.75
          Canceled........................................   (224,100)        4.00 -  8.75
                                                            ---------     ------------------
        Outstanding at December 31, 1994..................    225,320       $ 4.00 - $8.75
                                                            ---------     ------------------
        Exercisable at December 31, 1994..................    221,070       $ 4.00 - $8.75
                                                            ---------     ------------------

NOTE 10 -- TRANSACTIONS WITH AFFILIATES

     The Company has, from time to time, provided asbestos abatement and related services to affiliates of OHM on a subcontract basis. Revenues recognized from these affiliates for such services were $1,377,000, $3,469,000, and $2,090,000 for 1994, 1993, and 1992, respectively. In addition, the Company also provided environmental cleaning and industrial maintenance services to a subsidiary of OHM during 1992. Revenues recognized from this affiliate were $1,871,000 and are included in discontinued operations in the accompanying 1992 consolidated statement of operations.

     In addition, the Company has, from time to time, provided asbestos abatement and related services to Rust and certain of their affiliates on a subcontract basis. Revenues recognized for such services were $4,509,000 and $1,751,000 for the years ended December 31, 1994 and 1993, respectively. Also, Rust and

                                NSC CORPORATION
certain of its affiliates provided scaffolding, disposal, demolition, and other related services to the Company on a subcontract basis. The cost for such services provided by Rust was $530,000 and $2,525,000 for the years ended December 31, 1994 and 1993, respectively.

     From time to time in the normal course of business, the Company will seek to recover amounts from customers in excess of the agreed-upon contract price, based on customer-caused delays, errors in specifications and changes in design, among other items. Revenues are recognized for amounts under pending claims when management believes it is probable the claim will result in additional contract revenues and the amount can be reliably estimated. At December 31, 1994, the Company has a claim of $3.2 million outstanding against Rust on which it has recognized a portion of the amount as revenue, based on management's anticipated settlement.

     During the years ended December 31, 1994, 1993, and 1992, OHM charged the Company $363,000, $93,000, and $475,000, respectively, for general liability and other insurance coverages. The Company's employees were eligible to participate in OHM's group insurance and other employee benefit plans prior to the Company's acquisition in 1993 of the asbestos abatement division of Brand. The costs charged to the Company by OHM for these employee benefits were $242,000 and $540,000 for the years ended December 31, 1993, and 1992, respectively.

     Prior to the termination of the Cash Management Agreement with OHM on May 4, 1993, the Company advanced its excess cash to OHM and borrowed from OHM to finance the expansion of its business. The Company was charged interest of $591,000 and $1,384,000, for 1993, and 1992, respectively. The Company had interest income of $316,000 and $1,074,000, for 1993, and 1992, respectively.

     OHM and its other subsidiaries also furnished to the Company financial, administrative, legal and certain other staff functions and services prior to the termination of the Management Services Agreement with OHM on May 4, 1993. The Company believes that the charges for such services were made on a reasonable basis and approximated what it would have incurred to obtain such services on its own. The Company was charged $149,000, and $281,000 by OHM for such services during the years ended December 31, 1993, and 1992, respectively. In addition, the Company has reimbursed OHM for certain third-party charges paid by OHM on the Company's behalf, such as letter of credit fees, insurance and bonding costs, and legal fees.

NOTE 11 -- EMPLOYEE BENEFIT PLANS

     Effective October 1, 1992, the Company adopted the NSC Corporation Retirement Savings Plan (the "Plan"). The Plan allows eligible employees to make contributions, up to a certain limit, to a trust, on a tax-deferred basis under
Section 401(k) of the Internal Revenue Code. The Company may, at its discretion, make profit-sharing contributions to the Plan out of its profits for the plan years. Prior to October 1, 1992, the Company was a participating employer in the OHM Corporation Retirement Savings Plan. The Company made matching contributions of $21,000, and $28,000 to the plans described above during 1993, and 1992. During 1994, no contributions were made.

     The Company's subsidiary, NSC, has certain union employees which are covered by union-sponsored, collectively bargained, multi-employer retirement plans. Contributions to the plans were $2,379,000, $1,500,000, and $1,002,000 for 1994, 1993, and 1992 respectively.

NOTE 12 -- LITIGATION, COMMITMENTS AND CONTINGENCIES

     The nature and scope of the Company's business bring it into regular contact with the general public, a variety of businesses and government agencies. Such activities inherently subject the Company to the hazards of litigation, which are defended in the normal course of business. While the outcomes of all claims are not clearly determinable at the present time, management has recorded an estimate of any losses it expects to incur in connection with the resolution of the claims.

                                NSC CORPORATION

     Effective November 1, 1992, the Company's primary auto liability, commercial general liability, and, in most states, its workers' compensation liability insurance coverages were issued under an arrangement with an insurance carrier pursuant to which the Company effectively self-insures such primary coverages. Above the respective primary policy limits, the Company has obtained commercial excess/umbrella and excess workers' compensation liability stop loss coverages on a fully insured basis. Prior to November 1, 1992, the Company obtained insurance coverages through its participation in OHM's general insurance program pursuant to the Management Services Agreement (see Note 10-Transactions with Affiliates), with OHM dated May 1, 1990, and through other external sources. The Company has recorded an estimate of the loss it expects to ultimately incur under its insurance arrangements.

     The Company occupies office space and utilizes equipment in various locations under operating leases. Rental expense under operating leases amounted to $730,000, $455,000, and $193,000 for 1994, 1993, and 1992, respectively. The lease agreements generally contain renewal provisions and escalation clauses. Future minimum lease payments under noncancelable operating leases as of December 31, 1994 are: 1995, $505,000; 1996, $186,000; 1997, $58,000; and 1998,
$9,000.

     The Company had $19,017,000 and $18,267,000 letters of credit outstanding at December 31, 1994 and 1993, respectively. These letters of credit were issued primarily in support of the Company's insurance programs.

NOTE 13 -- MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

     During 1994 and 1993, no single customer accounted for more than 10% of the Company's consolidated gross revenues. During 1992, the Company performed various projects for Swig, Weiler & Arnow Management Co., Inc. which accounted for approximately 14% of the Company's consolidated gross revenues.

     The Company provides asbestos abatement and related services to commercial, institutional, and industrial clients with properties located throughout the United States. The Company's commercial, institutional, and industrial clients constituted 48%, 22%, and 30% of gross revenues as of December 31, 1994. The Company generally invoices its customers as the work is being performed and does not require collateral.

                                NSC CORPORATION

NOTE 14 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is an analysis of certain items in the consolidated statements of operations by quarter for 1994 and 1993:

                                                FIRST      SECOND       THIRD      FOURTH
                        1994                   QUARTER     QUARTER     QUARTER     QUARTER
                                               -------     -------     -------     -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
        Gross revenues.......................  $34,203     $35,150     $32,076     $30,789
        Net revenues.........................   27,638      29,252      26,579      25,077
        Gross profit.........................    4,518       5,382       6,075       5,741
        Operating income.....................      379       1,494       1,764       1,464
        Net income...........................      168         731         892         775
        Net income per share.................     0.02        0.07        0.09        0.08

                                                FIRST      SECOND       THIRD      FOURTH
                        1993                   QUARTER     QUARTER     QUARTER     QUARTER
                                               -------     -------     -------     -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
        Gross revenues.......................  $14,135     $26,156     $35,047     $34,916
        Net revenues.........................    9,654      20,650      27,539      28,660
        Gross profit.........................    3,104       4,946       6,833       6,018
        Operating income.....................    1,135       1,438       2,147       1,636
        Net income...........................      583         803       1,153         834
        Net income per share.................     0.10        0.10        0.12        0.08

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
NSC Corporation

     We have audited the accompanying consolidated balance sheets of NSC Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. Our audits also include the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NSC Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

     As discussed in Note 6 to the financial statements, in 1992 the Company changed its method of accounting for income taxes.


                                            ERNST & YOUNG LLP

Boston, Massachusetts
February 1, 1995

 NSC CORPORATION
 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
 (In Thousands)



 Column A                                                  Column B          Column C          Column D          Column E
 --------                                                  --------          --------          --------          --------
 Description                                             Balance at        Charged to
                                                          Beginning         Costs and        Deductions    Balance at End
                                                          of Period      Expenses (2)      Describe (1)         of Period
                                                         ----------      ------------      ------------    --------------
 Year Ended December 31, 1994
   Deducted from assets accounts:
          Allowance for uncollectible accounts              $ 1,165       $   390           $   773               $   782
          Reserve for contract revenue adjustments            1,546           332             1,348                   530
                                                            -------       -------           -------               -------
          Total                                             $ 2,711       $   772           $ 2,121               $ 1,312
                                                            -------       -------           -------               -------
 Year Ended December 31, 1993
   Deducted from assets accounts:
          Allowance for uncollectible accounts              $   700       $   500           $    35               $ 1,165
          Reserve for contract revenue adjustments              700         2,831 (3)         1,985 (4)             1,546
                                                            -------       -------           -------               -------
          Total                                             $ 1,400       $ 3,331           $ 2,020               $ 2,711
                                                            -------       -------           -------               -------
 Year Ended December 31, 1992
   Deducted from assets accounts:
          Allowance for uncollectible accounts              $   215       $   757           $   272               $   700
          Reserve for contract revenue adjustments              227           759               286                   700
                                                            -------       -------           -------               -------
          Total                                             $   442       $ 1,516           $   558               $ 1,400
                                                            -------       -------           -------               -------

 (1) Uncollectible accounts written off and adjustments to unbilled revenues on contracts in process.

 (2) Reduction of revenues on contracts in process and amounts charged to bad debt expense.

 (3) Approximately $2,000,000 represents reserves for contract revenue adjustments established in conjunction with the Company's acquisition of the asbestos division of Brand. Goodwill was increased by $2,000,000 as a result of such reserves.

 (4) Approximately $1,239,000 represents charges against the reserves described in Note 3 above.